[Jones Day Letterhead]

June 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:     Michael Clampitt, Senior Staff Attorney

Office of Financial Services

Re:	Mercantil Bank Holding Corporation—Registration Statement on

Form 10 – Submitted Confidentially March 14, 2018 – CIK No. 0001734342

Dear Mr. Clampitt:

On April 10, 2018 you submitted comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the information statement on Form 10 submitted confidentially on March 14, 2018 by Mercantil Bank Holding Corporation, a Florida corporation (the “Company”). The revised Form 10 is being filed publicly today, including an amended information statement (the “Amended Information Statement”).

The Staff’s comments have been reproduced below, and the Company’s responses are provided after each comment from the Staff. The Amended Information Statement has been updated, including unaudited financial statements and related Management’s Discussion and Analysis (“MD&A”) as of and for the three months ended March 31, 2018 and 2017. For convenience, we have sent separately courtesy copies to you, including a marked copy of the Amended Information Statement.

Exhibit 99

Cover Page

1.	We note your disclosure that your shareholders approved the spin-off. Please describe whether approval was given by shareholder vote or some other means.

United States Securities and Exchange Commission

June 15, 2018

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that on December 15, 2017, the shareholders of MSF approved the spin-off through a shareholder vote at a shareholder meeting. The disclosure on various pages of the Amended Information Statement has been revised to reflect this consistently.

2.	Revise the penultimate sentence in the sixth paragraph to disclose how many shares are owned by MSF subsidiaries and please continue to confirm that these shares are included in the 19.9% retained by MSF.

Response:

The sentence referred to in this comment has been revised to disclose the number of shares of each class of MSF common stock owned by MSF subsidiaries. All Company Shares held by MSF subsidiaries are included in the 19.9% of shares retained by MSF.

Recent Events, page 3

3.	Revise to disclose if MSF or its subsidiaries have any plans, arrangements or understandings to sell the retained interests within the next 12 months.

Response:

The Company understands that MSF expects to dispose of the Retained Shares within 24 months of MSF’s delivery of the Company Shares to the Distribution Trust. We respectfully advise the Staff that the Company is evaluating an underwritten public offering of Company Class A common stock. The Company has added disclosure to pages 3 and 177, among other places, of the Amended Information Statement that it is evaluating with its financial advisors a possible underwritten, initial public offering, or IPO, to sell certain newly issued shares of Company Class A common stock, including a “piggyback” registration and secondary sale of certain outstanding shares of Class A common stock held by MSF. The specific timing of any IPO is unknown at this time, but no IPO of the Company Class A common stock would occur earlier than 90 days after the Distribution. Any decision to undertake the IPO will be subject to market conditions and other factors.

Risk Factors

Risks Related to Our Business

The defaults or deteriorating asset quality of other financial institutions..., page 14

United States Securities and Exchange Commission

June 15, 2018

4.	We note your disclosure in the final paragraph of this section that you maintain credit relationships with large financial institutions. Please expand your disclosure in one or more separate risk factors to more fully describe the risks related to currency and exchange rate controls, regulation, inflation or deflation, and fiscal and monetary policies in the foreign countries where you will maintain such credit relationships.

Response:

The Company notes the Staff’s comment and has added a new risk factor beginning on page 18 of the Amended Information Statement to address these risks.

Certain Relationships and Related Party Transactions

Registration Rights Agreement, page 143

5.	Revise to disclose the material terms of the Agreement, including the timeframe for filing.

Response:

The Company has revised this description and provided additional disclosure concerning the Registration Rights Agreement, beginning on page 159 of the Amended Information Statement. The Registration Rights Agreement has been filed as Exhibit 10.4.

Note 5—Allowance for Loan Losses, page F-22

6.	We note your disclosure of foreign loans, including the table summarizing them by country on page F-23. We also note the disclosure on page F-34 in which you refer to certain U.S. regulatory requirements regarding loan classification and impairment related to Venezuelan borrowers. As a result, please tell us how foreign loans impacted the impaired loans and credit risk quality tables in this note. For example, please include aggregate information for all foreign loans and by country of loan origination (if significant to the total). Additionally, please tell us the composition of the international charge-offs, by country, for the periods presented in the Allowance for Loan Losses table contained in this footnote.

United States Securities and Exchange Commission

June 15, 2018

Response:

The footnote on page F-34 has been revised to delete the last three sentences. The prior references to foreign loans had no effect on the Company’s impaired loans or credit risk quality tables, as the Company’s allowance for loan losses already reflected such foreign loan risks and no additional reserves were needed. Aggregate information for all foreign loans and by country of loan origination (if significant to the total), and the composition of international charge-offs, by each such country, for the periods presented in the Allowance for Loan Losses table contained in this footnote have been provided in the Company’s MD&A. See the following tables that have break downs of domestic and international loans: “Provisions for Loan Losses” table at p. 57; “Loans” table at pp. 69-73, which breaks out international loans by country; “Allocation of Allowance for Loan Losses” table at p. 76; “Loan Quality” at pp. 77-78; “Provisions for Loan Losses” at pp. 97-98; “Loans” and “Loan Quality” at pp. 103-106. Additionally, international loans are decreasing as the Company focuses on its domestic business. See, for example, the following risk factor “Our success depends on general and local economic conditions where we operate.”

We are pleased to answer any questions at your convenience.

Best regards,

/s/ Ralph F. MacDonald III

cc:	Mr. Millar Wilson (w/encl)

Mr. Alberto Peraza (w/encl)

Mr. John Owen (w/encl)